UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2022

Commission File Number:  0001723069

Tiziana Life Sciences Ltd.

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Tiziana Life Sciences Ltd. (the “Company”) is furnishing this Amendment No. 1 to its report on Form 6-K (“Amendment No. 1”) originally furnished to the Securities and Exchange Commission (the “SEC”) on September 24, 2021 (the “Original Form 6-K”) in relation to its Interim Results for the Six Months Ended 30 June 2021.

The Company did not include the financial statements including the Interim Results for the Six Months Ended 30 June 2021 in the Original Form 6-K and is furnishing them in this Amendment No. 1.

The RNS Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: February 22, 2022	By:	/s/ Kunwar Shailubhai
		Name:	Kunwar Shailubhai
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Regulatory News Service Announcement, dated September 24, 2021

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